Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

July 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Chess Supersite Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed June 23, 2015
File No. 333-200845

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 for Chess Supersite Corporation (the “Company”).

This correspondence (and the amended S-1 filing herewith) addresses the Staff’s oral comments presented to us telephonically on July 1, 2015.

As you requested during our phone conversation, the Company has made the changes to pages F-5 and F-7, respectively, in the financial statements to reflect the fixed-price offering. These revisions are consistent with the disclosure in the body of the Form S-1 and our previous comment response letter to you.

Please let us know when we have clearance from the Staff to request acceleration of the Form S-1. We will then submit the Company’s formal request for acceleration of the effective date of the Form S-1.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request future electronic copies of comment letters or other correspondence from the Commission be sent to the Company and simultaneously be copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates